02034704

02 JUN 10 AM 11:09

82-2876

Press release

SUPPL

Date May 28, 2002

N V Verenigde Bezit

VNU TO ACQUIRE 28% INTEREST IN ROMANIAN DIRECTORIES COMPANY PAGINI AURII

Haarlem, The Netherlands - VNU nv, a leading international media and information company, today announced that its business group VNU World Directories has reached an agreement to acquire through Directory Systems Europe a 28% interest in Pagini Aurii for USD 6 million. Pagini Aurii sa, based in Bucharest, is the leading telephone directories company in Romania.

Directory Systems Europe currently owns a 84.2% interest in Pagini Aurii. The other major shareholder is the Romanian telephone company Romtelekom. Pagini Aurii started its operations in 1998 and publishes 41 directories ('White Pages' and 'Yellow Pages') with an annual circulation of over 2.0 million copies. The company also distributes its directory information via the Internet and CD ROM. Pagini Aurii currently employs 280 people.

Ed Penninx, CEO of VNU World Directories, said: "The acquisition is in line with VNU's strategy which is aimed at reinforcement and expansion of the directories business, especially in Europe. Given the positive development of the Romanian economy, we expect that in the long-term Pagini Aurii has a substantial growth potential."

The transaction will be submitted for approval to the relevant Romanian authorities.

VNU

VNU is one of the world's leading media and information companies. Its core activities are marketing information, media measurement & information, business information and directories. VNU is active in more than 100 countries, spread across all continents. The company employs approximately 38,000 people and has annual revenues of over EUR 4.3 billion.

VNU World Directories

VNU World Directories publishes business and residential directories in print and electronic format in Belgium, The Netherlands, Portugal, Ireland, Puerto Rico and South Africa. In these six countries VNU World Directories produces over 125 directories. With a circulation of over 40 million copies, VNU World Directories serves over two million businesses in these countries of which more than 625,000 buy directory advertisements. In 2001, VNU World Directories had net revenues of EUR 441 million and total operating income of EUR 236 million.

Press contacts	Maarten Schikker	+31 23 546 36 00
Investor relations	Rob de Meel	+31 23 546 32 38

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VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

Forward looking statements
This document contains forward looking statements. These statements may be identified by words such as 'expect', 'should', 'could', 'shall' and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what presently is expected. Factors leading thereto may include without limitations general economic conditions, conditions in the markets VNU is engaged in, behavior of customers, suppliers and competitors, technological developments, as well as legal and regulatory rules affecting VNU's business.